Essential Exposure Inc.
Financial Statements
From inception (February 27, 2020) to December 31, 2020
(Unaudited)

Essential Exposure Inc.
Index to the Financial Statements
(Unaudited)

Essential Exposure Inc.
Balance Sheet
December 31, 2020
(Unaudited)

ASSETS

Current Assets		
Bank Accounts	$	975
Inventory	$	8,799
Accounts Receivable	$	60
Total Current Assets	$	9,834
TOTAL ASSETS	$	9,834

LIABILITIES

Current Liabilities		
Associated Bank Credit Card		12,007
U.S. Bank Credit Card	$	4,010
Other Current Liabilities	$	0
Total Current Liabilities	$	16,017
Long-Term Liabilities		
Related Party Loan from Private Packs, LLC	$	5,188
Total Long-Term Liabilities	$	5,188
TOTAL LIABILITIES	$	21,205

EQUITY

Retained Earnings	$	(11,431)
Common Stocks (6,000,000 shares at $.00001 par value)	$	60
TOTAL EQUITY	$	(11,371)
TOTAL LIABILITIES AND EQUITY	$	9,834


Essential Exposure Inc.
Statement of Income
From inception (February 27, 2020) to December 31, 2020
(Unaudited)


INCOME

Sales	$	2,461
Total Income	$	2,461

EXPENSES

Business Related Insurance	$	5,236
Financial Service	$	3,960
Professional Fees	$	2,825
Shipping Related Costs	$	1,188
Software Fees	$	237
Quality Control	$	194
Taxes	$	193
Bank Charge	$	30
Advertisement	$	29
Total Expenses	$	13,892

NET INCOME $ (11,431)


Essential Exposure Inc.
Statements of Stockholder's Equity
From inception (February 27, 2020) to December 31, 2020
(Unaudited)


	Issued Common Stocks		Additional Paid-In Capital	Retained Earning Owner Equity	Total
	Number	Amount			
BALANCE, FEBRUARY 27, 2020	-	-	$ -	$ -	$ 0
CONTRIBUTION	6,000,000	60			60
NET INCOME (LOSS)				(11,431)	(11,431)
BALANCE, DECEMBER 31, 2020	6,000,000	$ 60	$ 0	$ (11,431)	$ (11,371)


Essential Exposure Inc.
Statement of Cashflows
From inception (February 27, 2020) to December 31, 2020
(Unaudited)


CASH FROM OPERATING ACTIVITIES

Net Income	$	(11,431)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Inventory		(8,799)
Accounts Receivable		(60)
Credit Cards		16,017
Net cash provided by operating activities		(4,273)

CASH FROM FINANCING ACTIVITIES

Related Party Loan (Private Packs, LLC)	5,188
Common Stocks	60
Net cash provided by financing activities	5,248

NET CASH INCREASE FOR PERIOD   975

CASH AT END OF PERIOD $ 975

Essential Exposure Inc.
Notes to Financial Statements
December 31, 2020
(Unaudited)

NOTE 1: ORGANIZATION AND NATURE OF OPERATIONS:

Essential Exposure Inc. ("The Company") is a corporation organized under the laws of the State of Delaware and domiciled in New York. The Company was incorporated on February 27th, 2020 and sells hot and cold therapy packs for the private body parts.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation:
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties:
The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States and state of New York.

Plant, Property, and Equipment
The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

NOTE 3:   **DEBT:**

As of December 31ˢᵗ, 2020, the Company has no debt, other than the related party loan of $5,188 to Private Packs, LLC (see Note 6 Related Party Transactions)

NOTE 4:   **EQUITY:**

Under the Company's original articles on incorporation in effect, the Company authorized 10,000,000 shares of capital stock all of which shall be designated "Common Stock" and have a par value of $0.00001 per share.

Common Stock:
Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. As of December 31, 2020, 6,000,000 common stocks were issued to the founder of the Company, Suzanne Y Roberts.

NOTE 5:   **COMMITMENTS AND CONTINGENCIES:**

The Company is not involved in any legal matters, nor it has any pending litigations against it.

NOTE 6:   **RELATED PARTY TRANSACTIONS:**

As of December 31ˢᵗ, 2020, the Company owes $5,188 to Private Packs, LLC, which is owned by the Company's founder, Suzanne Y Roberts at no interest and with no maturity date.

NOTE 7:   **SUBSEQUENT EVENTS:**

Management considered events subsequent to the end of the period but before March 17, 2021, the date that the financial statements were available to be issued.